P.E 8/8/2002

02043415

0-30848

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

RECD S.E.C.
AUG 0 8 2002
1086

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

PROCESSED
AUG 0 9 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√...   Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......   No ...√...

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INDEX

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NORTHERN ROCK CONFIRMS ACQUSITION OF LEGAL & GENERAL BANKING SUBSIDIARIES

Following the receipt of approval from the Financial Services Authority, Legal & General Group Plc and Northern Rock plc announce the completion today of the purchase by Northern Rock plc of Legal & General Bank Ltd and Legal & General Mortgage Services Ltd (wholly owned subsidiaries of Legal & General Group Plc). Details of the transaction were announced on 4 July 2002.

1st August 2002

NORTHERN ROCK CONFIRMS ACQUSITION OF LEGAL & GENERAL BANKING SUBSIDIARIES

Following the receipt of approval from the Financial Services Authority, Legal & General Group Plc and Northern Rock plc announce the completion today of the purchase by Northern Rock plc of Legal & General Bank Ltd and Legal & General Mortgage Services Ltd (wholly owned subsidiaries of Legal & General Group Plc). Details of the transaction were announced on 4 July 2002.

1st August 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 1 August 2002

By: ______________________

Name: J Shipley
Title: Assistant Company Secretary

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